

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 3, 2008

Tony Harrison
Chief Executive Officer and President
Skreem Records Corp.
11637 Orpington Street
Orlando, Florida 32817

>   **Re: Skreem Records Corp.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed June 9, 2008**
>   **File No. 333-148697**

Dear Mr. Harrison:

The Division of Corporation Finance has completed its review of your Preliminary Information Statement on Schedule 14C and related filings and does not, at this time, have any further comments.

>   Sincerely,

>   Larry Spirgel
>   Assistant Director

c: Michael S. Krome, Esq.
        Via Facsimile: (631) 737-8382